CENTRAL VIRGINIA BANKSHARES, INC.

2002 Annual Report



Your Community Bank

Embracing Strong Core Values

BUSINESS OF THE COMPANY

Central Virginia Bankshares, Inc. (the "Company") was incorporated in 1986 to serve as the holding company for Central Virginia Bank (the "Bank"). The Bank was incorporated in 1972 under the laws of Virginia and opened for business on September 17, 1973. Its principal service area is Powhatan County and extends into Chesterfield, Cumberland , and Henrico Counties. The Bank has branch offices in the village of Flat Rock in Powhatan County; in Cartersville and near the Courthouse in Cumberland County; in the village of Midlothian and in Brandermill, both in Chesterfield County: and in Wellesley in Henrico County. The Wellesley location was acquired from another financial institution in July 2001.

The Bank engages in a general community and commercial banking business, targeting the banking needs of individuals and small to medium sized businesses in its primary service area. The Bank offers all traditional loan and deposit banking services as well as newer services such as telephone banking, debit cards, and internet banking.

The Bank encounters strong competition for its banking services within its primary service area from other community banks and larger banks in the Richmond metropolitan area. The success of the Bank in the past and its plans for success in the future is dependent upon providing superior customer service and convenience. The Bank will continue to focus its lending within its primary service area.

The company is subject to regulation by the Board of Governors of the Federal Reserve System. The Bank is supervised and regularly examined by the Federal Reserve Board and the Bureau of Financial Institutions of Virginia's State Corporation Commission. The Bank is also subject to Federal Deposit Insurance Corporation deposit insurance assessments.

The Company and the Bank have 90 full-time and 22 part-time employees.

TABLE OF CONTENTS

Financial Highlights

Central Virginia Bankshares, Inc.

For the Years Ended December 31,	**2002**	2001	2000	1999	1998
		(Dollars in thousands, except per share data)			
At Year End					
Total Assets	**$ 285,086**	$249,423	$200,933	$189,332	$182,629
Deposits	**237,988**	208,027	165,811	152,211	154,727
Loans Receivable, net	**139,392**	139,411	132,383	128,568	109,566
Stockholders' Equity	**24,499**	20,828	19,177	17,087	17,117
Net Income	**3,005**	2,019	2,060	1,960	1,936
Ratios					
Return on Average Assets	**1.12%**	.93%	1.06%	1.05%	1.23%
Return on Average Equity	**13.50%**	10.00%	11.52%	11.28%	12.20%
Per Share Data(1)					
Net Income	**1.40**	.99	1.02	.97	.96
Cash Dividends	**.47**	.44	.41	.40	.385
Book Value Per Share	**11.90**	10.18	9.44	8.46	8.52

(1) Adjusted for 5% stock dividend paid in December 2002

Assets
($ millions)



182
189
200
249
285
98
99
00
01
02

Net Income
($ thousands)



1,936
1,960
2,060
2,019
3,005
98
99
00
01
02

Book Value Per Share
($ per share)



8.52
8.46
9.44
10.18
11.90
98
99
00
01
02

Letter to Shareholders

Central Virginia Bankshares, Inc.

What an outstanding year 2002 was for Central Virginia Bankshares, Inc.! We set records for just about every measure of our performance. Our net income for the year ended December 31, 2002 was $3,005,164 representing an increase of $985,864 or 49 percent as compared to the prior year's $2,019,300. Earnings per share for 2002 were $1.46 basic and $1.40 on a fully diluted basis, increases of 48 and 41 percent respectively compared to $0.99 both basic and fully diluted per share in 2001. Our return on shareholders equity for 2002 was 13.50 percent up sharply from 2001's 10 percent. The book value of a share of common stock improved to $11.90 from last year's $10.18, as shareholders equity increased to $24.5 million from $20.8 million last year. In the fourth quarter of 2002, your board of directors voted to reward shareholders for the company's strong performance with a 5 percent stock dividend, in addition to the regular quarterly dividend.

Our total assets exceeded $285 million, an increase of 14.3 percent over last year. Just five years ago, at December 31, 1997, our company was $145 million with five branches and 68 employees. Since then, we have almost doubled in size, added two branches bringing our total to seven, and added 33 employees. Obviously, the recent growth in our primary markets coupled with the demise of virtually all the large Virginia based banks has contributed to this exceptional growth, which on a compound annual basis, has been 14.5 percent. However, that is only part of the reason. The outstanding effort, talent, and dedication of our officers and employees has been, and will continue to be the true driving force behind our success.

The "Core Values" ingrained in a company are critical to its success, performance, and longevity. At Central Virginia Bankshares, Inc., the cornerstone upon which our vision and beliefs are based, is integrity. We believe in treating our customers, associates and business partners as we would want to be treated - in a truthful and fair manner. While everyone may not like what we have to offer, as we cannot always beat every competitor, but they do know, when they conduct business with Central Virginia Bank, they will be treated honestly and fairly. Over the past year we have seen all too many examples of companies where senior management obviously lost sight of such values, and since senior managers are looked at to set the example, others in the company may also compromise their values. When this happens, the innocent others inside and outside the company; the good employees, shareholders, and customers alike, suffer. You have our pledge that this will never happen at Central Virginia Bank.

The economy, what do we anticipate? There is understandable uncertainty regarding the strength of the recovery of our national economy. Of particular concern is the extent of the United States' involvement in developing situations in the Middle East and on the Korean peninsula and what the impact those situations will have on the struggling recovery, as well as the federal deficit. Despite the unknown surrounding the national situation, our outlook for the local economy in our primary markets for 2003, remains generally optimistic. We continue to see potential for growth in the housing sector, which historically has been a significant portion of our business, providing retail mortgage rates do not increase sharply. We believe interest rate volatility will be low. Accordingly, we do not foresee significant interest rate movements, up or down, in the coming year. In addition, we believe our retail deposit base should continue to grow, due to consumers concern for safety given the uncertainty of investments in the equity and bond markets, as well as continued expansion in our general market. Throughout the year of 2002, we experienced substantial increases in virtually all categories of deposits, which at year end totaled $238 million, an increase of 14.4 percent from 2001. As indicated in our prior quarterly reports, we continue to capitalize on the low interest rate environment through the prudent use of leverage to maximize returns.

Our earning assets, loans and investment securities continue to perform well. Investment securities ended the year at $113 million, an increase of over 29 percent due to the strong growth in deposits, coupled with the absence of loan growth. Overall loan demand has been lethargic as evidenced by virtually no change in total loan balances of



Ralph Larry Lyons, John B. Larus

$141 million versus the prior year. Despite this, we continue to experience reasonably steady demand for short term commercial and construction loans along with residential mortgage lending. The bulk of our consumer loan growth has been confined to equity line and second mortgages. New car financing, traditionally a large part of a community bank's consumer lending, has all but stopped, because of the low interest rates offered by automotive manufacturers that we cannot match. Our asset quality remains good, and levels of non-performing assets remain within acceptable levels. Our reserve for loan losses is at its highest level ever, and represents 1.49 percent of total loans, in keeping with what we feel is a prudent and conservative approach to reserving for potential future loan losses.

With our continuing emphasis on increasing and identifying new sources of non-interest income, we ended the year with over $2.5 million in this vital category, representing an increase of $698,789 or 38 percent over the prior year.

Non-interest expense totaled $7.8 million, an increase of $1.2 million or 17 percent versus the prior year. This increase is attributed in part to expenses related to the first full year of operations for our Wellesley branch compared to only six months in 2001. Other significant areas of increase were personnel expense due to additions to lending and business development staff in the second half of 2002, and increases in general other operating expenses.

What does the future hold for Central Virginia Bankshares? We feel our future is bright. A company with a proven track record of solid performance, sustained reasonable growth, and steady dividend payments to shareholders, will generally be rewarded by the market with a higher price to earnings multiple. This is in line with our philosophy as we have paid quarterly dividends continuously since 1977. We plan continued expansion into new or existing markets, but only when we feel it will provide an acceptable return on our investment, and serve the banking and financial needs of the community. New business lines are constantly evaluated to determine if they can meet the criteria mentioned above and therefore enhance our franchise.

The other major initiatives we are presently involved in are the design and construction of a new main office, to be located just one mile east of our current main office. This new building will be the much needed replacement of our original main office that has served our needs well for many of the past 30 years. Fortunately however, our growth over the last several years now necessitates this move. It provides us the opportunity to house all our commercial, construction, mortgage as well as consumer lending functions in addition to the traditional branch bank efficiently under one roof.

As previously mentioned, we are presently involved in a major conversion of our core data processing systems to a new platform in early second quarter, that should serve our needs well in the years to come.

In conclusion, as we move forward in 2003, we cannot rest on our past accomplishments, we must move forward with a clear focus on building and improving shareholder value; delivering first class banking products and services at a fair price; and providing unparalleled personal service to all our customers. All this will be accomplished by our most valuable resource, our dedicated team of talented and professional individuals who make Central Virginia Bankshares the outstanding organization it is. Lastly, we sincerely thank you, our shareholders and customers for your continued support.

Sincerely,

John B. Larus
Chairman

Ralph Larry Lyons
President & CEO



RESULTS OF OPERATIONS

The Company's net income for the year ended December 31, 2002 was $3,005,164, an increase of 48.8% compared to the previous year's net income of $2,019,300. This increase reflects a 25.2% increase in net interest income as well as a 37.8% increase in other income. The general stability of interest rates at historically low levels during 2002 contributed to the increase in net interest income. Interest and fees on loans decreased 7.4% to $10.9 million in 2002 as loans outstanding remained almost even from 2001 to 2002. The decrease in loan income reflects the effect of the reduction of the prime-lending rate during the year. Interest on securities increased 57.8% as the Company deployed funds from deposits and borrowings into the investment portfolio which had a 57.1% increase in average balance from $61.5 million in 2001 to $96.7 million in 2002. Other income increased due to growth in deposit fees and charges, fees from secondary market mortgage loan sales, ATM and other card related fees, earnings on bank owned life insurance and profits from the Bank's title insurance subsidiary. Basic earnings per share in 2002 were $1.46 while on a diluted basis earnings per share were $1.40. In 2001 both basic and diluted earnings per share were $.99. All per share amounts presented reflect the 5% stock dividend paid December 13, 2002.

For the year ended December 31, 2001, net income was $2,019,300, a decrease of 2.0% from the previous year. The continual decline in interest rates throughout the year resulted in a decrease in net interest income in spite of record levels of interest-earning assets. Average interest-earning assets increased 10.95% from $182.7 in 2000 to $202.7 million in 2001. The primary source of this increase was a 30.4% increase in average investment securities from $47.2 million in 2000 to $61.5 million in 2001. The increase in interest-earning assets was funded by a 17.6% increase in average total deposits which increased from an average of $157.2 million in 2000 to $184.9 million in 2001. In addition to the effects of net interest income on net income for the year, other income increased 16.7% and other expenses increased 5.8%. Net income per common share on both a basic and diluted basis was $.99 in 2001 compared to $1.02 in 2000.

The Company's return on average equity was 13.5% in 2002, compared to 10.0% and 11.5% in 2001 and 2000, respectively. Return on average assets amounted to 1.12%, .93%, and 1.06% for these same periods.

Net Interest Income. The Company's net interest income was $9,860,808 in 2002, compared to $7,876,279 and $7,917,254 for 2001 and 2000, respectively. The 25.2% increase in 2002 reflects the effects of the decline in interest rates over the past two years. Total interest income increased 8.4% to $17.4 million in 2002 as the average balance of interest-earning assets increased 21.2% and the taxable equivalent yield dropped to 7.19% from 8.05% in 2001. Total interest expense decreased by 7.8% in spite of a 26.8% increase in the average balance of interest-bearing liabilities. During 2001, due to management's efforts to manage the cost of liabilities, net interest income declined less than 1%, reflecting the effects of the dramatic declines in interest rates during the year. At the end of 2001 the Company had adjusted its balance sheet composition to capitalize on the prevailing low interest rate environment.

The following table sets forth the Company's average interest earning assets (on a tax equivalent basis) and average interest bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin, all for the periods indicated.

Year Ended December 31,	2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
				(Dollars in thousands)					
Interest earning assets:									
Federal funds sold	$5,551	$85	1.53%	$ 6,528	$ 231	3.54%	$ 2,416	$ 154	6.37%
Securities: (5)									
U. S. Treasury and other U. S. government agencies and corporations	$ 44,443	$ 3,017	6.79%	$ 25,540	$ 1,703	6.67%	$ 16,897	$ 1,089	6.44%
States and political subdivisions (3)	23,705	1,671	7.05%	23,236	1,670	7.19%	23,597	1,716	7.27%
Other securities	28,543	2,010	7.04%	12,757	955	7.49%	6,682	534	7.99%
Total securities (3)	96,691	6,698	6.93%	61,533	4,328	7.03%	47,176	3,339	7.08%
Loans (1)(2)(3)(4)	143,553	10,884	7.58%	134,670	11,770	8.74%	133,131	12,422	9.33%
Total interest-earning assets (3)	$245,795	$17,667	7.19%	$ 202,731	$ 16,329	8.05%	$182,723	$15,915	8.71%
Interest bearing liabilities:									
Deposits:									
Interest bearing demand	$ 40,968	$ 631	1.54%	$ 34,536	$ 797	2.31%	$ 31,926	$ 925	2.90%
Savings	33,543	869	2.59%	20,285	624	3.08%	18,582	603	3.25%
Other time	120,377	5,325	4.42%	106,457	6,294	5.91%	85,271	5,026	5.89%
Total deposits	194,888	6,825	3.50%	161,278	7,715	4.78%	135,779	6,554	4.83%
Federal funds purchased and securities sold under repurchase agreements	1,335	26	1.95%	170	7	4.12%	1,065	64	6.01%
FHLB borrowings	20,655	696	3.37%	10,384	466	4.49%	16,602	1,081	6.51%
Long-term debt	—	—	0.00%	12	1	8.33%	20	2	10.00%
Total interest-bearing liabilities	$216,878	$ 7,547	3.48%	$ 171,844	$ 8,189	4.77%	$153,466	$ 7,701	5.02%
Net interest spread		$10,120	3.71%		$ 8,140	3.28%		$ 8,214	3.69%
Net interest margin			4.12%			4.02%			4.50%

(1) Installment loans are stated net of unearned income.
(2) Average loan balances include nonaccrual loans.
(3) Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%
(4) Interest income on loans includes loan fees of $565,453 in 2002, $577,506 in 2001, and $424,169 in 2000
(5) Includes securities available for sale and securities held to maturity

The net interest margin is a measure of net interest income performance. It represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average interest earning assets. The Company's net interest margin was 4.12% in 2002, compared to 4.02% during 2001 and 4.50% in 2000. The net interest margin increased in 2002 as interest rates were lowered slightly throughout the year. The yield on average interest-earning assets for the year was 7.19% in 2002 compared to 8.05% in 2001 while the average balance increased 21.3% to $245.8 million. The net interest margin decreased in 2001 from 2000 following the dramatic reduction in interest rates during 2001. The tax-equivalent yield on interest earning assets decreased to 8.05% in 2001 from 8.71% in 2000. The cost of funds decreased to 3.48% in 2002 from 4.77% in 2001 and 5.02% in 2000. These decreases reflect the changes in rates during these time periods.

Net interest income is affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth the amounts of the total change in interest income that can be attributed to rate (change in rate multiplied by old volume) and volume (change in volume multiplied by old rate) for the periods indicated. The amount of change not solely due to rate or volume changes was allocated between the change due to rate and the change due to volume based on the relative size of the rate and volume changes.

(Dollars in Thousands)	2002 Compared to 2001			2001 Compared to 2000		
	Volume	Rate	Net	Volume	Rate	Net
Interest income						
Federal funds sold	$ (31)	$ (115)	$ (146)	$ 105	$ (28)	$ 77
Securities: (1)						
U. S. Treasury and other U. S. government agencies and corporations	1,282	32	1,314	575	39	614
States and political subdivisions (2)	17	(16)	1	(26)	(20)	(46)
Other securities	1,108	(53)	1,055	453	(32)	421
Total securities	2,407	(37)	2,370	1,002	(13)	989
Loans (2)	878	(1,764)	(886)	146	(798)	(652)
Total interest income	$3,254	$(1,916)	$ 1,338	$ 1,253	$(839)	$ 414
Interest expense:						
Deposits:						
Interest bearing demand	$ 210	$ (376)	$ (166)	$ 87	$(215)	$ (128)
Savings	322	(77)	245	48	(27)	21
Other time	1,047	(2,016)	(969)	1,253	15	1,268
Total deposits	1,579	(2,469)	(890)	1,388	(227)	1,161
Federal funds purchased and securities sold under repurchase agreements	21	(2)	19	(42)	(15)	(57)
FHLB advances	307	(77)	230	(336)	(279)	(615)
Long-term debt	(1)	(0)	(1)	(1)	(0)	(1)
Total interest expense	$1,906	$(2,548)	$ (642)	$ 1,009	$(521)	$ 488
Increase (decrease) in net interest income	$1,348	$ 632	$ 1,980	$ 244	$(318)	$ (74)

(1) Includes securities available for sale and securities held to maturity
(2) Fully taxable equivalent basis

Non-Interest Income. For the year ended December 31, 2002 non-interest income increased $698,789, or 37.8% over 2001. Significant increases were in sales of non-deposit investment products which increased $123,551 or 242.1% over 2001, and the increase in net cash surrender value of our investment in bank-owned life insurance which increased $284,594. The bank-owned life insurance was purchased at the end of 2001. In addition, ATM and other card related fees increased $73,995, or 44.3% as the Company placed three cash dispensing machines (ATM's) in retail establishments and a downtown Richmond office building.

The Company's non-interest income increased 16.7%, or $264,813 to $1,848,691 in 2001 compared to $1,583,878 in 2000. Deposit fees and charges increased 5.3% while the other categories increased 38.7%. Primarily, this increase is attributed to our secondary mortgage market originations, ATM and other card related fees, and earnings of our insurance subsidiary. In addition, the Company realized gains on sales of securities in the amount of $28,460 during 2001 whereas there was no activity in this category in the previous year.

Non-Interest Expenses. Total non-interest expenses increased 17.4% to $7.8 million in 2002 compared to $6.7 million in 2001. Salaries and wages increased by 17.9%, while pensions and other employee benefits increased 33.4%. These increases are due in part to the personnel additions from the Company's acquisition of the Wellesley branch location in July 2001, as a full year of costs are included in 2002 versus six months in 2001. The increase in pensions and other employee benefits is partially offset by the recognized earnings from the investment in bank-owned life insurance. An increase of 17.2% in occupancy expense relates primarily to the acquired branch. Legal and professional fees increased 47.7% due in part to increased levels of both accounting and legal reviews required prior to the release of financial statements to the public.

In 2001, the Company's non-interest expenses increased 5.8%, or $363,688 compared to the previous year. This increase is primarily attributable to expenses related to the new Wellesley branch location in Henrico County, which was acquired from another financial institution in July 2001. In addition to expenses related to the new branch and it's personnel, pensions and other employee benefits increased 24.6% due to increases in the costs of medical insurance coverage and a full year of company matching contributions to the 401-K plan adopted in April 2000. Increases in equipment repairs and maintenance of 19.6%, office supplies, telephone, and postage of 18.1% and taxes and licenses of 14.7% all are attributable to the growth of the company, including the new branch office.

Income Taxes. The Company reported income taxes of $1,131,313 in 2002, compared to $747,429 in 2001 and $732,629 in 2000. These amounts yielded effective tax rates of 27.4%, 27.0%, and 26.2%, respectively.

FINANCIAL CONDITION

Loan Portfolio. The Company is an active residential mortgage and residential construction lender and generally extends commercial loans to small and medium sized businesses within its primary service area. The Company's commercial lending activity extends across its primary service area of Powhatan, Cumberland, western Chesterfield, and western Henrico Counties. Consistent with its focus on providing community-based financial services, the Company generally does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

The principal economic risk associated with each of the categories of loans in the Company's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. The risk associated with the real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations in value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial, financial and agricultural loans varies based upon the strength and activity of the local economies of the Company's market areas. The risk associated with real estate construction loans varies based upon the supply of and demand for the type of real estate under construction. Many of the Company's real estate construction loans are for pre-sold or contract homes. Builders are limited as to the number and dollar amount of loans for speculative home construction based on the financial strength of the borrower and the prevailing market conditions.

Net loans outstanding increased $243,548 from year-end 2001 to year-end 2002 compared to an increase of $7.0 million or 5.3% from year-end 2000 to year-end 2001. The loan to deposit ratio was 59.5% at December 31, 2002, compared to 67.9% at December 31, 2001 and 79.8% at December 31, 2000.

The following table summarizes the Company's loan portfolio, net of unearned income:

At December 31	**2002**	2001	2000
	(Dollars in Thousands)		
Commercial	**$ 26,728**	$ 30,879	$ 22,290
Real Estate:			
Mortgage	**66,746**	60,851	60,188
Home equity	**5,640**	5,082	4,334
Construction	**30,006**	24,288	20,022
Total real estate	**$ 102,392**	$ 90,221	$ 84,544
Bank cards	**837**	845	840
Installment	**11,625**	19,505	26,732
	141,582	141,450	134,406
Less unearned income	**(88)**	(200)	(364)
	141,494	141,250	134,042
Allowance for loan losses	**(2,102)**	(1,839)	(1,658)
Loans, net	**$ 139,392**	$139,411	$132,384

As shown in the above table, the total amount of real estate loans outstanding increased by $12.2 million in 2002 and by $5.7 million in 2001. During 2002, the amount of installment loans decreased by $7.9 million from 2001, compared to a decrease of $7.2 million in 2001 from 2000. Commercial, financial and agricultural production loans decreased by $4.1 million in 2002 compared to an increase of $8.6 million in 2001.

At December 31, 2002, no concentrations of loans exceeding 10.0% of total loans existed which were not disclosed as a separate category of loans.

The following table shows the contractual maturity distribution of loan balances outstanding as of December 31, 2002. Also provided are the amounts due classified according to the sensitivity to changes in interest rates.

	Maturing			
(Dollars in Thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Commercial	$ 1,864	$18,645	$ 6,219	$ 26,728
Real Estate:				
Mortgage	424	7,199	59,123	66,746
Home equity	—	529	5,111	5,640
Construction	1,642	20,854	7,510	30,006
Total real estate	2,066	28,582	71,744	102,392
Bank cards	—	—	837	837
Installment	481	10,507	549	11,537
	$ 4,411	$57,734	$79,349	$141,494
Loans maturing with:				
Fixed interest rates				$ 26,243
Variable interest rates				115,251
				$141,494

Asset Quality. Non-performing loans include non-accrual loans, loans 90 days or more past due and restructured loans. Non-accrual loans are loans on which interest accruals have been discontinued. Loans which reach non-accrual status may not be restored to accrual status until all delinquent principal and interest has been paid, or the loan becomes both well secured and in the process of collection. Restructured loans are loans with respect to which a borrower has been granted a concession on the interest rate or the original repayment terms because of financial difficulties.

Non-performing loans totaled $1,229,609 at December 31, 2002, compared to $866,660 at December 31, 2001 and $1,332,871 at December 31, 2000. The increase in non-performing loans in 2002 reflects an increase in loans 90 days past due and still accruing interest while the decrease in non-performing loans in 2001 reflects changes in loans accounted for on a non-accrual basis. All of these loans are well secured by real estate and no significant losses are anticipated regardless of the resolution.

During 2001, management became aware that a small business financing revenue bond had defaulted on its interest payments. Subsequently, in accordance with the trust indenture, the trustee has foreclosed on the underlying collateral securing the bond and the property is currently being marketed for sale. The bond was initially placed in non-accrual status, is currently classified as a component of other assets, and the principal was written down to its anticipated liquidation value. The purchase price of the bond in January 1999 was $190,000 and its current carrying value is $150,000. No further losses are anticipated from this bond.

Management forecloses on delinquent real estate loans when all other repayment possibilities have been exhausted. Real estate acquired through foreclosure (OREO) was $97,000 at both December 31, 2002 and 2001, compared to $246,500 at December 31, 2000. All but one parcel of foreclosed property held at December 31, 2002 was in the Company's primary service area and consisted of two single-family dwellings and one building lot. The Bank has incurred current period expenses related to carrying OREO on its books of $2,400 in 2002, $5,000 in 2001,and $20,000 in 2000. The Bank's practice is to value real estate acquired through foreclosure at the lower of (i) an independent current appraisal or market analysis less anticipated costs of disposal, or (ii) the existing loan balance. The Bank is actively marketing all foreclosed real estate and does not anticipate material write-downs in value before disposition.

Management does not believe that the level of non-performing loans in 2002 reflects any systemic problem in the Company's loan portfolio. However, there is some uncertainty with regard to the financial strength of several borrowers involved in the commercial timber industry, as that sector has experienced a significant decline. At December 31, 2002, non-accrual loans totaled $258,281 compared to $484,460 at December 31, 2001 and $950,249 at December 31, 2000. Based on our present knowledge of the status of individual and corporate creditors and the overall economy, management does not anticipate a material increase in non-performing assets, although it may move to foreclose on borrowers whose loans were on a non-accrual status at December 31, 2002.

The following table summarizes non-performing loans:

At December 31,	**2002**	2001	2000
	(Dollars in Thousands)		
Loans accounted for on a non-accrual basis	**$ 258**	$ 484	$ 950
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)	**971**	382	383
Loans restructured and in compliance with modified terms (not included in non-accrual loans or loans contractually past due 90 days or more above)	—	—	—
Total non-performing loans	**$1,229**	$ 866	$1,333
Other real estate owned	**$ 97**	$ 97	$ 247
Other non-performing assets	**$ 150**	$ 150	$ —
Total non-performing loans	**$1,476**	$1,113	$1,580

Loans 90 days or more past due are placed on non-accrual status unless well secured and in the process of collection.

In 2002, $5,952 of interest income was reversed when loans were placed on non-accrual status or upon foreclosure. In 2001 and 2000, $2,288 and $55,522 of interest income was reversed under the same circumstances, respectively. Since the Company operates in a rural to suburban area, it has generally been well acquainted with its principal borrowers and has not had such a large number of problem credits that management has not been able to stay well informed about, and in contact with, troubled borrowers. Additionally, because the Company generally requires collateral for loans, the Company has been able to recover a sufficient amount of loans previously charged off so that the provision for loan losses each year usually exceeds net charge-offs.

The following table sets forth the amounts of contracted interest income and interest income reflected in income on loans accounted for on a non-accrual basis and loans restructured and in compliance with modified terms:

For the Year Ended December 31,	**2002**	2001	2000
	(Dollars in Thousands)		
Gross interest income that would have been recorded if the loans had been current and in accordance with their original terms	**$ 22**	$ 36	$67
Interest income included in income on the loans	**—**	—	—

Management is not aware of any other loans at December 31, 2002, which involve serious doubts as to the ability of such borrowers to comply with the existing payment terms.

Management has analyzed the potential risk of loss on the Company's loan portfolio, given the loan balances and the value of the underlying collateral, and has recognized losses where appropriate. Non-performing loans are monitored on an ongoing basis as part of the Company's loan review process. Management reviews the adequacy of its loan loss allowance at the end of each month. Based primarily on the Company's loan classification system, which classifies problem credits as substandard, doubtful, or loss, additional provisions for losses may be made monthly. Furthermore, past experiences led management to conclude that as a general matter it is prudent to operate with a high level of reserves. The ratio of the allowance for loan losses to total loans was 1.49% at December 31, 2002, compared to 1.30% at December 31, 2001 and 1.24% at December 31, 2000. Management feels that the growth of the allowance for loan losses, while not at the same rate as the portfolio growth, is adequate to provide for future losses. At December 31, 2002 the ratio of the allowance for loan losses to non-performing loans was 171.0%, compared to 212.1% and 124.4% at December 31, 2001 and 2000, respectively. Management evaluates non-performing loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.

The following table summarizes changes in the allowance for loan losses:

(Dollars in Thousands)	**2002**	2001	2000
Balance at beginning of period	**$ 1,839**	$ 1,658	$ 1,487
Charge-offs:			
Commercial, financial and agricultural	**131**	28	74
Real estate mortgage	**3**	18	54
Installment loans to individuals	**75**	184	165
Total	**209**	230	293
Recoveries on previous loan losses:			
Commercial, financial and agricultural	**—**	72	10
Installment loans to individuals	**32**	51	52
Total	**32**	123	62
Net charge-offs	**(177)**	(107)	(231)
Provision charged to operations	**440**	288	402
Balance at end of period	**$ 2,102**	$ 1,839	$ 1,658
Ratio of net loan losses to average net loans outstanding:			
Net charge-offs	**$ 177**	$ 107	$ 231
Average net loans	**141,576**	132,934	131,587
	0.13%	0.08%	0.18%
Ratio of allowance for loan losses to total loans, net of unearned income:			
Allowance for loan losses	**$ 2,102**	$ 1,839	$ 1,658
Total loans at period end	**141,494**	141,250	134,042
	1.49%	1.30%	1.24%
Ratio of allowance for loan losses to non-performing loans:			
Allowance for loan losses	**$ 2,102**	$ 1,839	$ 1,658
Non-performing loans	**1,229**	866	1,333
	171.03%	212.11%	124.38%

For each period presented, the provision for loan losses charged to operations, is based on management's judgment after taking into consideration all factors connected with the collectability of the existing portfolio. Management evaluates the loan portfolio in light of economic conditions, changes in the nature and value of the portfolio, industry standards and other relevant factors. Specific factors considered by management in determining the amounts charged to operations include internally generated loan review reports, previous loan loss experience with the borrower, the status of past due interest and principal payments on the loan, the quality of financial information supplied by the borrower and the general financial condition of the borrower.

The provision for loan losses totaled $440,000 for the year ended December 31, 2002, $288,000 and $401,500 for the years ended December 31, 2001 and 2000 respectively. In the opinion of management, the provision charged to operations has been sufficient to absorb the current year's net loan losses while continuing to provide for potential future loan losses in view of a somewhat uncertain economy.

The following table shows the balance and percentage of the Company's allowance for loan losses allocated to each category of loans:

At December 31,	**2002**			2001			2000		
	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Loans Category to Total Loans	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Total Loans	Reserve for Loan Losses	Percentage of Reserve for Loan Losses	Percentage of Total Loans
				(Dollars in thousands)					
Commercial	**$ 451**	**21%**	**19%**	$ 531	29%	22%	$ 295	18%	17%
Real estate construction	**691**	**33%**	**21%**	242	13%	17%	212	13%	15%
Real estate mortgage [(1)]	**791**	**38%**	**51%**	830	45%	47%	831	50%	48%
Installment [(2)]	**169**	**8%**	**9%**	236	13%	14%	320	19%	20%
	$2,102	**100%**	**100%**	$1,839	100%	100%	$1,658	100%	100%

(1) Includes home-equity loans.
(2) Includes bank cards.

The Company has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

SECURITIES

The Company's investment securities portfolio serves several purposes, primarily, liquidity, safety, and yield. Certain of the securities are pledged to secure public deposits and others are specifically identified as collateral for repurchase agreements with customers. The remaining portion of the portfolio is held for investment yield, availability for sale in the event liquidity is needed, and for general asset liability management purposes. During 2002, total securities increased 29.4% to $112.8 million or 39.6% of total assets, principally due to the influx of funds available for investment as a result of the strong deposit growth coupled with minimal growth in loans. Throughout the year the Company has consciously increased its marketable securities holdings supported by borrowings, in light of the historically low interest rate environment, to increase net interest income. During the prior year 2001, total securities increased by 95.9% to $87.2 million or 35% of total assets.

The securities portfolio consists of two components, securities available for sale and securities held to maturity. Securities are classified as held to maturity when management has the intent and the Company has the ability at the time of purchase to hold the securities to maturity. Securities so classified are carried at cost adjusted for amortization of premiums and accretion of discounts. Securities to be held for indefinite periods of time are classified as available for sale and accounted for at the lower of cost or market value. Securities available for sale include securities that may be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand, general liquidity needs and other similar factors. The Company's recent purchases of securities have generally been limited to securities of investment grade credit quality with short to intermediate term maturities.

The following table summarizes the book value of the Company's securities held to maturity at the date indicated:

Book Value at December 31,	2002	2001	2000
	(Dollars in Thousands)		
States and political subdivisions	**$12,999**	13,706	13,420

The following table summarizes the book value of the Company's securities available for sale at the dates indicated.

Book Value at December 31,	2002	2001	2000
	(Dollars in Thousands)		
U.S. Treasuries	**$ —**	$ 1,004	$ —
U.S. government agencies and corporations	**41,724**	30,966	13,405
Bank eligible preferred and equities	**5,680**	3,022	2,876
Mortgage-backed securities	**8,771**	7,171	2,844
Corporate and other debt	**29,867**	20,455	2,763
States and political subdivisions	**11,773**	11,014	9,858
	$97,815	$73,632	$31,746

The book value and average yield of the Company's securities, including securities available for sale, at December 31, 2002, by contractual maturity, are reflected in the following table. Actual maturities can differ significantly from contractual maturities because certain issuers may have the right to call or prepay debt obligations with or without call or prepayment penalties. The table below categorizes securities according to their contractual maturity, without regard for certain issuers having unilateral optional call provisions prior to the bond's contractual maturity, which they may or may not exercise depending on the overall market level of interest rates at the call date.

	States and political subdivisions		Mortgage-backed Securities		U.S. Treasury and other U.S. agencies and corporations		Corporate Debt		Totals	
	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
					(Dollars in thousands)					
Due in one year or less	$ 675	6.80%	$ —	0.00%	$ 300	5.13%	$ 706	6.21%	$ 1,681	6.25%
Due after one year through five years	4,450	6.00%	734	6.22%	3,030	3.78%	7,319	7.31%	15,533	6.48%
Due after five years through ten years	4,708	6.87%	1,101	6.62%	4,031	4.21%	13,571	7.38%	23,411	6.69%
Due after ten years	14,939	6.69%	6,936	4.97%	34,363	6.97%	8,271	7.00%	64,509	6.69%
Total	$24,772	6.78%	$8,771	5.28%	$41,724	6.46%	$29,867	7.22%	$105,134	6.65%

As shown in the table above, approximately $1,681,000 or 1.6% of the total portfolio will mature in one year or less while $15.5 million or 14.8% will mature after one year but within five years. The fully taxable equivalent average yield on the entire portfolio was 6.93% for 2002, compared to 7.03% for 2001 and 7.08% for 2000. The market value of the entire portfolio exceeded the book value by approximately $2.5 million at December 31, 2002, while the book value and the market value were approximately equal at December 31, 2001.

DEPOSITS AND SHORT-TERM BORROWINGS

The Company's predominate source of funds is deposit accounts. The Company's deposit base is comprised of demand deposits, savings and money market accounts and other time deposits. The Company's deposits are provided by individuals and businesses located within the communities served.

As shown in the following table, average total deposits grew by 20.18% in 2002 and 17.62% in 2001. The average aggregate interest rate paid on deposits was 3.07% in 2002, compared to 4.17% for both 2001 and 2000. The majority (54%) of the Company's deposits are higher yielding time deposits because many of its customers are individuals who seek higher yields than those offered on savings and demand accounts.

The following table is a summary of average deposits and average rates paid:

At December 31,	2002			2001			2000		
	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate	Average Balance	Interest Paid	Average Rate
				(In Thousands)					
Non-interest bearing demand deposits	**$ 27,345**	**$ —**	**—%**	$ 23,639	$ —	—%	$ 21,443	$ —	—%
Interest bearing demand deposits	**40,968**	**631**	**1.54%**	34,536	797	2.31%	31,926	925	2.90%
Savings deposits	**33,543**	**869**	**2.59%**	20,285	624	3.08%	18,582	603	3.25%
Time deposits	**120,377**	**5,325**	**4.42%**	106,457	6,294	5.91%	85,271	5,026	5.89%
Total	**$ 222,233**	**$6,825**	**3.07%**	$ 184,917	$ 7,715	4.17%	$157,222	$6,554	4.17%

The company does not solicit nor does it have any brokered deposits. The following table is a summary of time deposits of $100,000 or more by remaining maturities at December 31, 2002:

	Time Deposits >$100,000
	(in Thousands)
Three months or less	$ 5,340
Three to twelve months	13,843
One year to three years	6,131
Over three years	3,933
	$ 29,247

CAPITAL RESOURCES

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance and changing competitive conditions and economic forces. The Company seeks to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

The Bank's capital position continues to exceed regulatory requirements. The primary indicators relied on by the Federal Reserve Board and other bank regulators in measuring strength of capital position are the Tier 1 Capital, Total Capital, and Leverage ratios. Tier 1 Capital consists of common and qualifying preferred stockholders' equity less goodwill. Total Capital consists of Tier 1 Capital, qualifying subordinated debt and a portion of the allowance for loan losses. Risk-based capital ratios are calculated with reference to risk-weighted assets, which consist of both on and off-balance sheet risks. The Bank's Tier 1 Capital ratio was 10.6% at December 31, 2002, compared to 10.7% at December 31, 2001 and 12.6% at December 31, 2000. The Total Capital ratio was 11.6% at December 31, 2002, compared to 11.8% and 13.8% at December 31, 2001 and 2000, respectively.

These ratios are in excess of the mandated minimum requirements of 4.00% and 8.00%, respectively. The Leverage ratio consists of Tier 1 capital divided by quarterly average assets. At December 31, 2002, the Bank's Leverage ratio was 7.6% compared to 8.1% at December 31, 2001 and 9.3% at December 31, 2000. Each of these exceeds the required minimum leverage ratio of 3.00%. The Company, in view of the significant growth experienced over the past several years and the resulting impact on various capital ratios, is cognizant of the eventual need for additional capital to support further expansion or acquisition. Management has evaluated different means of increasing capital in addition to earnings retention, and is prepared to take the necessary action when such additional capital is required.

The following tables show risk based capital ratios and stockholders equity to total assets for the Company and it's principal subsidiary, Central Virginia Bank:

December 31,	Regulatory Minimum	**2002**	2001	2000
Consolidated				
Tier 1 risk-based capital	4.0%	**11.3%**	11.5%	12.4%
Total risk-based capital	8.0%	**12.4%**	12.5%	13.4%
Leverage ratio	3.0%	**8.2%**	8.7%	10.0%
Stockholders' equity to total assets	N/A	**8.6%**	8.4%	9.5%
Central Virginia Bank				
Tier 1 risk-based capital	4.0%	**10.6%**	10.7%	12.6%
Total risk-based capital	8.0%	**11.6%**	11.8%	13.8%
Leverage ratio	3.0%	**7.6%**	8.1%	9.3%

The capital management function is an ongoing process. Central to this process is internal equity generation accomplished by earnings retention. Total stockholders' equity increased by $3.7 million in 2002 as the result of earnings retention and the improvement in accumulated other comprehensive income. Total stockholders' equity increased by

$1.7 million during 2001 primarily as a result of earnings retention. The return on average equity was 13.5% in 2002, compared to 10.0% in 2001 and 11.5% in 2000. Total cash dividends were paid representing 31% of net income for 2002, while dividends represented 42% of net income for 2001 and 38% for 2000. Book value per share was $11.90 at December 31, 2002, compared to $10.18 at December 31, 2001 and $9.44 at December 31, 2000.

The Company's principal source of cash income is dividend payments from the Bank. Certain limitations exist under applicable law and regulation by regulatory agencies regarding dividend payments to a parent by its subsidiaries. As of December 31, 2002, the Bank had $4.5 million of retained earnings available for distribution to the Company as dividends without prior regulatory approval.

LIQUIDITY AND INTEREST RATE SENSITIVITY

Liquidity. Liquidity is the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investments, and loans maturing within one year. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

Additional sources of liquidity available to the Company include, but are not limited to, loan repayments, the ability to obtain deposits through the adjustment of interest rates, borrowing from the Federal Home Loan Bank, purchasing of federal funds, and selling securities under repurchase agreements. To further meet its liquidity needs, the company also has access to the Federal Reserve System. In the past, growth in deposits and proceeds from the maturity of investment securities has been sufficient to fund the net increase in loans. However, in 2000 the Company had to make use of its borrowing availability as the flow of deposits slowed. In 2001, although the flow of deposits increased sufficiently to fund loan growth, the Company used portions of its borrowing availability to purchase marketable securities in an effort to increase net interest income.

Interest Rate Sensitivity. In conjunction with maintaining a satisfactory level of liquidity, management must also control the degree of interest rate risk assumed on the balance sheet. Managing this risk involves regular monitoring of the interest sensitive assets relative to interest sensitive liabilities over specific time intervals.

At December 31, 2002, the Company had a negative 12-month gap position. Since the largest amount of interest sensitive assets and liabilities reprice within 12 months, the Company monitors this area closely. The Company does not emphasize interest sensitivity analysis beyond this time frame because it believes various unpredictable factors could result in erroneous interpretations. Early withdrawal of deposits, prepayments of loans and loan delinquencies are some of the factors that could have such an effect. In addition, changes in rates on interest sensitive assets and liabilities may not be equal, which could result in a change in net interest margin. While the Company does not match each of its interest sensitive assets against specific interest sensitive liabilities, it does seek to enhance the net interest margin while minimizing exposure to interest rate fluctuations.

EFFECTS OF INFLATION

Inflation significantly affects industries having high proportions of fixed assets or high levels of inventories. Although the Company is not significantly affected in these areas, inflation does have an impact on the growth of assets. As assets grow rapidly, it becomes necessary to increase equity capital at proportionate levels to maintain the appropriate equity to asset ratios. Traditionally, the Company's earnings and high capital retention levels have enabled the Company to meet these needs.

The Company's reported earnings results have been affected by inflation, but isolating the effect is difficult. The different types of income and expense are affected in various ways. Interest rates are affected by inflation, but the timing and magnitude of the changes may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity, as illustrated by the Gap Analysis, in order to minimize the effects of inflationary trends on interest rates. Other areas of non-interest expenses may be more directly affected by inflation.

The following table summarizes the contractual repayment terms or nearest repricing dates of the Company's interest earning assets and interest bearing liabilities at December 31, 2002:

(Dollars in Thousands)	Within 3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Interest Earning Assets:					
Federal funds sold	$ 7,542	$ —	$ —	$ —	$ 7,542
Securities available for sale	25,739	18,241	24,218	31,592	99,790
Securities held to maturity	1,411	2,391	4,600	4,597	12,999
Loans	63,528	9,825	61,554	6,587	141,494
Total interest-earning assets	$ 98,220	$ 30,457	$ 90,372	$42,776	$261,825
Funding Sources:					
Deposits:					
Interest bearing demand	$ —	$ 4,421	$ 4,421	$35,365	$ 44,207
Savings	—	33,669	4,209	4,209	42,087
Time deposits, $100,000 and over	5,340	13,844	10,064	—	29,248
Other time deposits	20,469	42,308	30,197	—	92,974
Federal funds purchased and securities sold under repurchase agreements	438	—	—	—	438
FHLB advances					
Term	11,000	5,000	—	—	16,000
Overnight	5,000	—	—	—	5,000
Total funding sources	$ 42,247	$ 99,242	$ 48,891	$39,574	$229,954
Period gap	$ 55,973	$ (68,785)	$ 41,481	$ 3,202	$ 31,871
Cumulative gap	$ 55,973	$ (12,812)	$ 28,669	$31,871	
Ratio of cumulative gap to total earning assets	21.38%	-4.89%	10.95%	12.17%	

Of the amount of loans due after 12 months, $46.5 million had floating or adjustable rates of interest and $21.9 million had fixed rates of interest.

FORWARD-LOOKING STATEMENTS

Certain information contained in this discussion and elsewhere in this filing may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "the Company expects," "the Company believes" or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to, changes in general economic and business conditions, interest rate fluctuations, competition within and from outside the banking industry, new products and services in the banking industry, risk inherent in making loans such as repayment risks and fluctuating collateral values, problems with technology utilized by the Company, changing trends in customer profiles and changes in laws and regulations applicable to the Company. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Consolidated Balance Sheets

Central Virginia Bankshares, Inc.

December 31,	2002	2001
ASSETS		
Cash and due from banks	$ 9,304,664	$ 8,103,189
Federal funds sold	7,542,000	—
Total cash and cash equivalents	16,846,664	8,103,189
Securities available for sale (Note 3)	99,789,868	73,447,242
Securities held to maturity (approximate market value 2002 $13,499,461; 2001 $13,866,773) (Note 3)	12,999,437	13,705,639
Total securities	112,789,305	87,152,881
Mortgage loans held for sale	1,246,580	—
Loans: (Notes 4, 13, and 14)		
Commercial	26,727,552	30,878,707
Real estate:		
Mortgage	66,745,774	60,851,541
Home equity	5,639,913	5,081,698
Construction	30,006,442	24,288,004
Bank cards	836,852	845,022
Installment	11,625,033	19,505,064
Less unearned discount	(87,893)	(199,912)
Loans, net of unearned discount	141,493,673	141,250,124
Allowance for loan losses	(2,101,698)	(1,839,398)
Loans, net	139,391,975	139,410,726
Bank premises and equipment, net (Note 5)	5,036,663	5,212,162
Accrued interest receivable	1,792,668	1,669,870
Other assets	7,982,205	7,874,558
	$ 285,086,060	$249,423,386
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits:		
Demand deposits	$ 29,472,821	$ 25,997,211
Interest bearing demand deposits, MMDA, and NOW accounts	44,207,270	38,238,658
Savings deposits	42,086,783	23,557,599
Time deposits, $100,000 and over: (Note 7)		
Retail certificates of deposit	24,745,777	23,984,491
Retirement accounts	4,501,664	3,812,803
Other time deposits: (Note 7)		
Retail certificates of deposit	78,597,282	79,978,065
Retirement accounts	14,376,780	12,458,550
	237,988,377	208,027,377
Federal funds purchased and securities sold under repurchase agreements	438,000	4,763,000
FHLB borrowings (Note 8)	21,000,000	15,000,000
Note payable (Note 9)	—	9,000
Accrued interest payable	380,810	437,127
Other liabilities	779,662	359,358
	260,586,849	228,595,862
Commitments and Contingencies (Note 13)		
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,059,197 and 1,949,229 shares issued and outstanding in 2002 and 2001, respectively	2,573,997	2,436,537
Surplus	6,082,371	4,573,213
Retained earnings	14,541,849	13,938,489
Accumulated other comprehensive income	1,300,994	(120,715)
	24,499,211	20,827,524
	$ 285,086,060	$249,423,386

See Notes to Consolidated Financial Statements.

Consolidated Statements of Income

Central Virginia Bankshares, Inc.

Years Ended December 31,	**2002**	2001	2000
Interest income:			
Interest and fees on loans	**$10,875,799**	$11,748,661	$ 12,375,451
Interest on securities and federal funds sold:			
U. S. government agencies and corporations	**3,010,418**	1,688,414	1,065,319
U. S. Treasury securities	**6,163**	14,727	23,378
States and political subdivisions	**1,420,429**	1,426,744	1,465,540
Corporate and other	**2,010,031**	955,352	534,248
Federal funds sold	**85,469**	231,469	154,000
	6,532,510	4,316,706	3,242,485
	17,408,309	16,065,367	15,617,936
Interest expense:			
Interest on deposits	**6,824,791**	7,715,126	6,554,066
Interest on borrowings:			
Federal funds purchased and securities sold under repurchase agreements	**26,248**	7,266	63,650
FHLB borrowings	**696,282**	465,796	1,081,346
Note payable	**180**	900	1,620
	722,710	473,962	1,146,616
	7,547,501	8,189,088	7,700,682
Net interest income	**9,860,808**	7,876,279	7,917,254
Provision for loan losses (Note 4)	**440,000**	288,000	401,500
Net interest income after provision for loan losses	**9,420,808**	7,588,279	7,515,754
Other income:			
Deposit fees and charges	**1,291,770**	1,186,536	1,126,872
Bank card fees	**241,015**	167,020	107,549
Increase in cash surrender value of life insurance	**288,125**	3,531	—
Secondary mortgage market loan interest and fees	**279,498**	256,056	177,731
Investment and insurance commissions	**174,578**	51,027	71,025
Realized gain on sales of securities available for sale	**114,359**	28,460	—
Other	**158,135**	156,061	100,701
	2,547,480	1,848,691	1,583,878
Other expenses:			
Salaries and wages	**3,239,570**	2,748,789	2,670,980
Pensions and other employee benefits	**1,088,910**	816,585	655,143
Occupancy expense	**361,295**	308,360	297,757
Equipment depreciation	**591,389**	587,890	546,870
Equipment repairs and maintenance	**281,889**	264,957	221,634
Advertising and public relations	**159,529**	131,303	122,356
Federal insurance premiums	**35,862**	27,548	31,143
Office supplies, telephone, and postage	**474,088**	455,036	385,384
Taxes and licenses	**150,591**	146,446	127,641
Legal and professional fees	**160,867**	108,936	285,015
Other operating expenses	**1,287,821**	1,074,391	962,630
	7,831,811	6,670,241	6,306,553
Income before income taxes	**4,136,477**	2,766,729	2,793,079
Income taxes (Note 10)	**1,131,313**	747,429	732,629
Net income	**$ 3,005,164**	$ 2,019,300	$ 2,060,450
Basic earnings per share	**$ 1.46**	$ .99	$ 1.02
Diluted earnings per share	**$ 1.40**	$ .99	$ 1.02

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Central Virginia Bankshares, Inc.

Years Ended December 31, 2002, 2001, and 2000	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, January 1, 2000	$2,403,945	$4,337,689	$11,503,480	$(1,158,313)	$17,086,801
Comprehensive income:					
Net income	—	—	2,060,450	—	2,060,450
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $340,181	—	—	—	660,352	660,352
Add adjustment for reclassification of securities from held to maturity to available for sale, net of deferred income taxes of $24,732	—	—	—	48,009	48,009
Total comprehensive income					2,768,811
Issuance of common stock:					
21 shares in employee bonuses	26	159	—	—	185
12,622 shares pursuant to dividend reinvestment plan	15,778	95,907	—	—	111,685
Cash dividends declared, $.41 per share	—	—	(790,721)	—	(790,721)
Balance, December 31, 2000	2,419,749	4,433,755	12,773,209	(449,952)	19,176,761
Comprehensive income:					
Net income	—	—	2,019,300	—	2,019,300
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $179,284	—	—	—	348,021	348,021
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $9,676	—	—	—	(18,784)	(18,784)
Total comprehensive income					2,348,537
Issuance of common stock:					
13,430 shares pursuant to dividend reinvestment plan	16,788	139,458	—	—	156,246
Cash dividends declared, $.44 per share	—	—	(854,020)	—	(854,020)
Balance, December 31, 2001	2,436,537	4,573,213	13,938,489	(120,715)	20,827,524
Comprehensive income:					
Net income	—	—	3,005,164	—	3,005,164
Other comprehensive income, net of tax:					
Unrealized holding gains arising during the period, net of deferred income taxes of $771,278	—	—	—	1,497,186	1,497,186
Less reclassification adjustment for gains included in net income, net of deferred income taxes of $38,882	—	—	—	(75,477)	(75,477)
Total comprehensive income					4,426,873
Issuance of common stock:					
97,732 shares pursuant to 5% stock dividend	122,165	1,346,747	(1,468,912)	—	—
12,236 shares pursuant to dividend reinvestment plan	15,295	162,411	—	—	177,706
Payment for 191 fractional shares of common stock	—	—	(2,875)	—	(2,875)
Cash dividends declared, $.47 per share	—	—	(930,017)	—	(930,017)
Balance, December 31, 2002	$2,573,997	$6,082,371	$14,541,849	$1,300,994	$24,499,211

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Central Virginia Bankshares, Inc.

Years Ended December 31,	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$ 3,005,164	$ 2,019,300	$ 2,060,450
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	695,370	683,956	636,795
Amortization	14,678	6,116	—
Deferred income taxes	(30,073)	(84,249)	(49,301)
Provision for loan losses	440,000	288,000	401,500
Amortization and accretion on securities	114,862	21,021	50,194
Realized gain on sales of securities available for sale	(114,359)	(28,460)	—
Loss on disposal of premises and equipment	21,320	—	—
(Gain) loss on sale of foreclosed real estate	—	(10,462)	4,040
Increase in cash value, life insurance	(299,839)	(15,245)	(34,108)
Change in operating assets and liabilities:			
(Increase) decrease in assets:			
Mortgage loans held for sale	(1,246,580)	222,996	137,776
Accrued interest receivable	(122,798)	(26,408)	(237,410)
Other assets	(228,605)	(68,398)	(176,081)
Increase (decrease) in liabilities:			
Accrued interest payable	(56,317)	(27,575)	69,978
Other liabilities	118,699	145,417	(125,731)
Net cash provided by operating activities	2,311,522	3,126,009	2,738,102
Cash Flows From Investing Activities			
Proceeds from maturities of securities held to maturity	2,238,800	985,000	1,435,000
Purchase of securities held to maturity	(1,538,846)	(1,295,925)	—
Proceeds from sales and maturities of securities available for sale	42,974,310	24,103,349	597,628
Purchase of securities available for sale	(67,151,685)	(66,146,300)	(66,600)
Purchase of bank owned life insurance	—	(4,750,000)	—
Net increase in loans made to customers	(421,249)	(7,315,254)	(4,490,771)
Proceeds from sale of premises and equipment	15,175	—	—
Net purchases of premises and equipment	(556,366)	(1,472,101)	(458,605)
Proceeds from sale of foreclosed real estate	—	159,962	377,734
Net cash (used in) investing activities	(24,439,861)	(55,731,269)	(2,605,614)
Cash Flows From Financing Activities			
Net increase in deposits	29,961,000	42,216,346	13,600,030
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	(4,325,000)	4,514,054	(24,096)
Net proceeds (repayment) on FHLB borrowings	6,000,000	—	(4,000,000)
Repayment of note payable	(9,000)	(9,000)	(9,000)
Net proceeds from issuance of common stock	177,706	156,246	111,870
Payment for purchase of fractional shares of common stock	(2,875)	—	—
Dividends paid	(930,017)	(854,020)	(790,721)
Net cash provided by financing activities	30,871,814	46,023,626	8,888,083
Increase (decrease) in cash and cash equivalents	8,743,475	(6,581,634)	9,020,571
Cash and cash equivalents, beginning	8,103,189	14,684,823	5,664,252
Cash and cash equivalents, ending	$ 16,846,664	$ 8,103,189	$14,684,823
Supplemental Disclosures Of Cash Flow Information			
Interest paid	$ 7,603,818	$ 8,216,663	$ 7,630,704
Income taxes paid	1,274,170	691,690	802,292
Supplemental Schedule Of Noncash Investing Activities			
Other real estate, equipment and investments acquired in settlement of loans	—	—	274,000

See Notes to Consolidated Financial Statements.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Central Virginia Bankshares, Inc., is a one bank holding company headquartered in Powhatan County, Virginia. The Corporation's subsidiary, Central Virginia Bank provides a variety of financial services to individuals and corporate customers through its seven branches located in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. The Bank's primary deposit products are checking accounts, savings accounts, and certificates of deposit. Its primary lending products are residential mortgage, construction, installment and commercial business loans.

Central Virginia Bank's subsidiary, CVB Title Services, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Corporation's primary purpose is to own membership interests in two insurance-related limited liability companies.

Basis of consolidation: The accompanying consolidated financial statements include the accounts of Central Virginia Bankshares, Inc., and its subsidiary, Central Virginia Bank, including its subsidiary, CVB Title Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

The Bank is required to maintain average reserve and clearing balances in cash with the Federal Reserve Bank. The total of these balances, after receiving credit for vault cash on hand, was approximately $50,000 at December 31, 2002 and 2001.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of single-family residential loans in the Virginia counties of Powhatan, Chesterfield, Henrico, and Cumberland. There is also a significant concentration of loans to builders and developers in the region. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Securities: Securities are classified as held to maturity when management has the intent and the Bank has the ability at the time of purchase to hold them until maturity or on a long-term basis. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives. Gains and losses on the sale of such securities are determined by the specific identification method.

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 2002, 2001, and 2000.

Mortgage loans held for sale: Mortgage loans originated and held for sale in the secondary market are reported at the lower of cost or market value determined on an aggregate basis.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Bank does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses.

The basic policy of the Bank is to charge off loans when the loss can be readily determined. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment.

When a loan is classified as nonaccrual, all interest receivable on that particular loan that was accrued in the current calendar year is charged back to income, any interest receivable that was accrued in prior years is charged-off to the allowance for loan losses. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses are recognized as income on the cash basis.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Years
Buildings and improvements	5 - 39
Furniture and equipment	3 - 10

Foreclosed real estate: Foreclosed real estate represents properties acquired through foreclosure or other proceedings. Foreclosed real estate is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary. Foreclosed real estate is included with other assets on the accompanying consolidated balance sheets.

Advertising costs: Advertising costs are expensed as incurred.

Intangible assets: Intangible assets, which for the Bank are the cost of acquired customer accounts are amortized on a straight-line basis over the expected periods of benefit.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share: The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock. Options on 123,926 and 138,941 shares of common stock as of December 31, 2001 and 2000, respectively, were not included in computing diluted EPS because their effect was antidilutive.

	2002	2001	2000
Income available to common stockholders used in basic EPS	$3,005,164	$2,019,300	$2,060,450
Weighted average number of common shares used in basic EPS	2,054,410	2,038,683	2,025,692
Effect of dilutive securities: Stock options	96,504	1,654	—
Weighted number of common shares and dilutive potential stock used in diluted EPS	2,150,914	2,040,337	2,025,692

New accounting standards: In June 1998, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard ("FAS") 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Certain provisions of FAS 133 were amended by FAS 137 and FAS 138. Under FAS 133, as amended, derivatives are recognized on the balance sheet at fair value as an asset or liability. Changes in the fair value of derivatives will be reported as a component of other comprehensive income or recognized as earnings through the income statement depending on the nature of the instrument. Additionally, FAS 133 permits the reclassification of securities from held to maturity to available for sale upon adoption. FAS 133 is effective for all quarters of fiscal years beginning after June 15, 2001, with earlier adoption permitted.

Upon adoption of FAS 133 and as of December 31, 2002 and 2001, the Corporation did not have any derivatives and did not participate in any hedging activities as defined in FAS 133.

During the year ended December 31, 2000, held to maturity securities with an amortized cost of $11,617,625 and a market value of $11,690,366 were reclassified as available for sale as permitted under applicable provisions of FAS 133. The unrealized gain of $72,741 less related deferred income taxes of $24,732 was recorded as an increase to accumulated other comprehensive income.

NOTE 2 RECLASSIFICATIONS

Certain reclassifications were made to the accompanying prior year financial statements, with no effect on net income or financial position, to conform with classifications adopted in the current year.

NOTE 3 SECURITIES

Carrying amounts and approximate market values of securities available for sale are as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. government agencies and corporations	$ 41,724,276	$ 500,732	$ 87,500	$ 42,137,508
Bank eligible preferred and equities	5,679,518	100,981	73,477	5,707,022
Mortgage-backed securities	8,771,172	225,208	1,016	8,995,364
Corporate and other debt	29,867,298	1,272,181	180,060	30,959,419
States and political subdivisions	11,772,482	297,324	79,251	11,990,555
	$ 97,814,746	$ 2,396,426	$ 421,304	$99,789,868

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U. S. treasuries	$ 1,004,174	$ 8,016	$ —	$ 1,012,190
U. S. government agencies and corporations	30,965,957	116,414	181,283	30,901,088
Bank eligible preferred and equities	3,021,561	42,385	126,932	2,937,014
Mortgage-backed securities	7,171,494	79,812	57,205	7,194,101
Corporate and other debt	20,454,519	199,540	253,884	20,400,175
States and political subdivisions	11,013,921	160,724	171,971	11,002,674
	$ 73,631,626	$ 606,891	$ 791,275	$ 73,447,242

The amortized cost and approximate market value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary. Additionally, many of the U. S. Government agency securities held have quarterly or semiannual call provisions that allow the agency to redeem the debt substantially in advance of the contractual maturity.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 1,005,753	$ 1,022,987
Due after one year through five years	11,059,243	11,375,729
Due after five years through ten years	19,557,303	20,522,970
Due after ten years	51,741,757	52,165,796
Bank eligible and preferred equities	5,679,518	5,707,022
Mortgage-backed securities	8,771,172	8,995,364
	$ 97,814,746	$ 99,789,868

Gross gains of $203,664 and $58,611 were realized on sales and redemptions of securities available for sale in 2002 and 2001, respectively. Gross losses of $89,305 and $30,151 were realized on sales and redemptions of securities available for sale in 2002 and 2001, respectively.

Carrying amounts and approximate market values of securities being held to maturity are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	**$ 12,999,437**	**$ 507,242**	**$ 7,218**	**$ 13,499,461**

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
States and political subdivisions	$ 13,705,639	$ 238,984	$ 77,850	$ 13,866,773

The amortized cost and approximate market value of securities being held to maturity at December 31, 2002, by contractual maturity, are shown below.

	Amortized Cost	Approximate Market Value
Due in one year or less	$ 675,000	$ 687,915
Due after one year through five years	3,843,006	3,995,526
Due after five years through ten years	2,649,202	2,779,848
Due after ten years	5,832,229	6,036,172
	$12,999,437	$13,499,461

Securities with an amortized cost of $2,253,285 and $2,092,878 and a market value of $2,328,445 and $2,131,947 at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

NOTE 4 LOANS

Major classifications of loans are summarized as follows:

December 31,	**2002**	2001
Commercial	**$ 26,727,552**	$ 30,878,707
Real estate:		
Mortgage	**66,745,774**	60,851,541
Home equity	**5,639,913**	5,081,698
Construction	**30,006,442**	24,288,004
Bank cards	**836,852**	845,022
Installment	**11,625,033**	19,505,064
	141,581,566	141,450,036
Less unearned discount	**(87,893)**	(199,912)
	141,493,673	141,250,124
Allowance for loan losses	**(2,101,698)**	(1,839,398)
Loans, net	**$ 139,391,975**	$ 139,410,726

Changes in the allowance for loan losses were as follows:

Years Ended December 31,	**2002**	2001	2000
Balance, beginning of year	**$ 1,839,398**	$1,657,979	$1,486,900
Provision charged to operations	**440,000**	288,000	401,500
Loans charged off	**(209,369)**	(229,305)	(292,494)
Recoveries	**31,669**	122,724	62,073
Balance, ending	**$ 2,101,698**	$1,839,398	$1,657,979

At December 31, 2002, the Bank had loans amounting to $258,281 that were specifically classified as impaired. The average balance of impaired loans amounted to approximately $284,803 for the year ended December 31, 2002. The allowance for loan losses related to impaired loans amounted to $38,741 at December 31, 2002. The following is a summary of cash receipts on these loans and how they were applied in 2002:

Cash receipts applied to reduce principal balance	$ 424,218
Cash receipts recognized as interest income	51,832
Total cash receipts	$ 476,050

Nonaccruing loans (principally installment, commercial, and mortgage loans) totaled $258,281, $484,460, and $950,249 at December 31, 2002, 2001, and 2000, respectively, which had the effect of reducing net income $22,263 ($.01 per common share), $35,738 ($.02 per common share), and $67,007 ($.03 per common share), for the years then ended, respectively. Loans past due ninety days or more and still accruing interest amounted to approximately $971,000, $382,000 and $383,000 at December 31, 2002, 2001 and 2000, respectively.

NOTE 5 BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment and the total accumulated depreciation are summarized as follows:

December 31,	2002	2001
Land	$ 900,270	$ 900,270
Buildings and improvements	3,665,499	3,665,499
Furniture and equipment	6,082,034	5,710,778
	10,647,803	10,276,547
Less accumulated depreciation	5,611,140	5,064,385
	$ 5,036,663	$ 5,212,162

NOTE 6 INVESTMENT IN BANK OWNED LIFE INSURANCE

On December 28, 2001, the Bank invested $4,750,000 in bank owned life insurance policies. The earnings from these policies will be used to offset increases in employee benefit costs. The cash surrender value of these policies of $5,032,297 and $4,750,000 at December 31, 2002 and 2001, respectively, is included in other assets on the accompanying consolidated balance sheets.

NOTE 7 MATURITIES OF CERTIFICATES OF DEPOSITS

The scheduled maturities of certificates of deposits at December 31, 2002, are as follows:

Year Ending December 31	
2003	$ 81,961,377
2004	11,492,050
2005	14,849,129
2006	2,928,041
2007 and later	10,990,906
	$122,221,503

NOTE 8 FHLB BORROWINGS

The borrowings from the Federal Home Loan Bank of Atlanta, Georgia, are secured by the mortgage loan portfolio of Central Virginia Bank. The borrowings at December 31, 2002 and 2001, consist of the following:

	2002	2001
Interest payable quarterly at a fixed rate of 4.45%, principal due and payable on January 5, 2011, callable quarterly beginning January 7, 2002	$ 5,000,000	$ 5,000,000
Interest payable quarterly at a fixed rate of 4.03%, principal due and payable on March 8, 2011, callable quarterly beginning September 10, 2001	5,000,000	5,000,000
Interest payable quarterly at a fixed rate of 3.14%, principal due and payable on December 5, 2011, callable quarterly beginning December 5, 2003	5,000,000	5,000,000
Interest payable and adjusts quarterly to LIBOR, currently 1.48%, principal due and payable on December 4, 2003	1,000,000	—
Overnight borrowing, due and payable on January 2, 2003, interest adjusted daily, currently 1.30%	5,000,000	—
	$ 21,000,000	$ 15,000,000

NOTE 9 NOTE PAYABLE

The Corporation's subsidiary, Central Virginia Bank, had a note payable which was secured by a first deed of trust on the bank building in Powhatan. The balance of this note was $9,000 at December 31, 2001. This note was paid in full during the year ended December 31, 2002.

NOTE 10 INCOME TAX MATTERS

The Corporation and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for the years ended December 31, 2002, 2001, and 2000, are as follows:

	2002	2001	2000
Currently payable	**$1,161,386**	$831,678	$781,930
Deferred	**(30,073)**	(84,249)	(49,301)
	$1,131,313	$747,429	$732,629

A reconciliation of the expected income tax expense computed at 34% to the income tax expense included in the consolidated statements of income is as follows:

Years Ended December 31,	**2002**	2001	2000
Computed "expected" tax expense	**$1,406,402**	$940,688	$ 949,647
Tax-exempt interest	**(171,929)**	(160,368)	(165,140)
Tax-exempt loan interest	**(5,592)**	(14,325)	(31,078)
Disallowance of interest expense deduction for the portion attributable to carrying tax-exempt obligations	**20,324**	24,276	25,496
Other	**(117,892)**	(42,842)	(46,296)
	$1,131,313	$747,429	$ 732,629

The deferred income tax provision consists of the following items:

Years Ended December 31,	**2002**	2001	2000
Difference between loan loss provision charged to operating expense and the bad debt deduction taken for income tax purposes	**$(74,798)**	$(80,123)	$(36,485)
Interest income on nonaccrual loans recognized for federal income tax purposes, but not recognized for financial statements until received	**10,214**	1,165	(23,063)
Decrease in value of foreclosed real estate and other assets recognized for financial statements, but not recognized for income tax purposes until realized	**—**	(13,600)	(1,540)
Deduction for uncollectible late charges recognized for financial statements, but not recognized for income tax purposes until realized	**(51)**	7,335	(438)
Deduction for accrued supplemental retirement expense recognized for financial statements, but not recognized for income tax purposes until paid	**(44,053)**	—	—
Deduction for accrued professional fees recognized for financial statements, but not recognized for income tax purposes until paid	**(19,045)**	—	—
Increase in cash surrender value of Bank owned life insurance recognized for financial statements, but not recognized for alternative minimum tax purposes until realized	**46,163**	—	—
Accretion of discount recognized for financial statements, but not recognized for income tax purposes until realized	**4,654**	(2,024)	1,591
Difference between the depreciation methods used for financial statements and for income tax purposes	**46,843**	2,998	10,634
	$(30,073)	$(84,249)	$(49,301)

The components of the net deferred tax asset included in other assets is as follows at December 31:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 653,724	$ 566,533
Less valuation allowance	(163,431)	(151,038)
	490,293	415,495
Devaluation reserve on foreclosed property and other assets	27,720	27,720
Unrealized loss on securities available for sale	—	63,670
Accrued professional fees	19,045	—
Accrued supplemental retirement expense	44,053	—
Reserve for uncollectible late charges	8,304	8,253
Interest income on nonaccrual loans	15,867	26,081
	605,282	541,219
Deferred tax liabilities:		
Property and equipment	173,533	126,690
Unrealized gain on securities available for sale	674,127	—
Cumulative increase in cash surrender value	46,163	—
Securities	13,064	8,410
	906,887	135,100
Net deferred tax asset (liability)	$(301,605)	$ 406,119

NOTE 11 PROFIT-SHARING AND RETIREMENT AND 401K PLAN

Profit-Sharing and Retirement Plan: The Bank provides a qualified defined contribution profit-sharing and retirement plan covering substantially all active full time and part time employees of the Bank. Contributions to this plan, administered through the Virginia Bankers Association Benefits Corporation, are made annually to the credit of the participant's individual accounts, at the discretion of the Board of Directors. The plan may be amended or terminated by the Board of Directors at any time. Participants vest over a five-year period. Contributions for 2002 represented 7.5 percent of each participant's eligible salary.

401K Plan: The Bank, during the year ended December 31, 2000, amended the Profit-Sharing and Retirement Plan to provide a qualified 401K plan in conjunction with the defined contribution plan discussed above. Eligible employees may, subject to statutory limitations, contribute a portion of their salary on a pre and post tax basis. The Bank provides a matching contribution of $0.75 for every $1.00 the participant contributes up to 3 percent of their salary. Participants are 100 percent vested in their contributions at all times, and vest in the employer contributions over a five-year period.

The total contributions to both the above plans for the years ended December 31, 2002, 2001, and 2000, were $264,802, $265,765, and $192,405, respectively.

NOTE 12 SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

During the year ended December 31, 2002, the Bank established a Supplemental Executive Retirement Plan, (the "SERP"), a nonqualified, unfunded, defined benefit plan for certain executive and senior officers of the Bank as designated by the Board of Directors. The current participants covered by the SERP include three executive officers as well as five other senior officers. The costs associated with this plan, as well as several other general employee benefit plans are partially offset by earnings attributable to the Bank's purchase of single premium Bank Owned Life Insurance ("BOLI"). The SERP provides an annual benefit equal to 25 percent of the participant's final compensation payable monthly over a 15-year period, following normal retirement at age 65, provided the participant has been employed by the Bank for a minimum of 8 years. A further provision exists for early retirement beginning at age 60, subject to the same 8-year service requirement, but with reduced benefits depending on the number of years preceding age 65 the participant elects to retire. Should the participant's employment terminate due to disability or death, and he has otherwise met the requirements necessary to receive a supplemental benefit under the SERP, the benefit shall be paid to the participant or his spouse. No benefits are payable should the participant's employment terminate for any reason other than retirement, disability, death, or a change in control.

The following table sets forth the plan's funded status and amounts recognized in the consolidated balance sheet at December 31, 2002:

Projected benefit obligation:	
Beginning obligation	$ —
Service cost	121,093
Interest cost	8,476
Ending obligation	$ 129,569
Funded status of the plan	$ (129,569)
Net consolidated balance sheet liability	$ (129,569)
Net pension cost includes the following components:	
Service cost	$ 121,093
Interest cost	8,476
	$ 129,569

Assumptions used in the determination of the supplemental executive retirement plan information consist of the following:

Discount rate	7.0%
Rate of increase in compensation levels	5.0%

NOTE 13 COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk: The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2002 and 2001, is as follows:

	2002	2001
Commitments to extend credit	**$ 49,966,190**	$36,047,446
Standby letters of credit	**2,206,089**	2,985,595
	$ 52,172,279	$39,033,041

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Borrowing Facilities: The Bank has entered into various borrowing arrangements with other financial institutions for Fed Funds, and other borrowings. The total amount of borrowing facilities available at December 31, 2002, was approximately $26,700,000.

Concentrations of credit risk: All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, the area surrounding Richmond, Virginia. The concentrations of credit by type of loan are set forth in Note 4. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the agribusiness and construction sectors of the economy.

NOTE 14 RELATED PARTY TRANSACTIONS

The Corporation's subsidiary, Central Virginia Bank, has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), all of which have been, in the opinion of management, on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others.

Aggregate loan transactions with related parties were as follows:

Years Ended December 31,	**2002**	2001
Balance, beginning	**$ 2,208,275**	$2,321,131
New loans	**1,150,692**	741,166
Repayments	**(1,165,719)**	(854,022)
Balance, ending	**$ 2,193,248**	$2,208,275

NOTE 15 STOCK DIVIDEND

On December 13, 2002, the Corporation issued 97,732 shares of common stock pursuant to a 5% stock dividend for stockholders of record as of November 15, 2002. As a result of the stock dividend, common stock was increased by $122,165, surplus was increased by $1,346,747, and retained earnings was decreased by $1,468,912. All references in the accompanying consolidated financial statements to the number of common shares and per-share amounts for 2001 and 2000 have been restated to reflect this stock dividend.

NOTE 16 INCENTIVE STOCK OPTION PLAN

The Corporation has a Stock Plan that provides for the grant of Incentive Stock Options up to a maximum of 190,000 shares of common stock. This Plan was adopted to foster and promote the long-term growth and financial success of the Corporation by assisting in recruiting and retaining directors and key employees by enabling individuals who contribute significantly to the Corporation to participate in its future success and to associate their interests with those of the Corporation. The options were granted at the market value on the date of each grant. The maximum term of the options is ten years.

The following table presents a summary of options under the Plan at December 31:

		Shares Under Options		
	Option Price	**2002**	2001	2000
Outstanding, beginning	$ 8.69-$12.86	**135,464**	142,079	136,833
Options granted	13.35	**8,343**	—	8,396
Options exercised	—	**—**	—	—
Options forfeited	8.69 - 13.35	**(945)**	(6,615)	(3,150)
Outstanding, end of year	$ 8.69-$13.35	**142,862**	135,464	142,079

Options exercisable at December 31, 2002, 2001, and 2000, were 142,862, 135,464, and 142,079, respectively.

The Corporation applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant date consistent with the methods of FASB Statement 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts indicated below. In accordance with the transition provisions of FASB Statement 123, the pro forma amounts reflect options with grant dates subsequent to January 1, 1995. There were 8,343 options granted during the year ended December 31, 2002.

	2002	2001	2000
Net income			
As reported	**$3,005,164**	$2,019,300	$2,060,450
Pro forma	**$3,001,096**	$1,976,668	$1,987,587
Basic earnings per share			
As reported	**$1.46**	$0.99	$1.02
Pro forma	**$1.46**	$1.02	$1.03
Diluted earnings per share			
As reported	**$1.40**	$0.99	$1.02
Pro forma	**$1.40**	$0.97	$0.98

For purposes of computing the pro forma amounts indicated above, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following assumptions for the grants in 2002 and 2000: dividend yield of 3.43% and 4.05%, respectively, expected volatility of 20%, risk-free interest rate of 3.0% and 5.0%, respectively, and an expected option life of 5 years.
The fair value of each option granted in 2002 was $1.15.
The fair value of each option granted in 2000 was $1.06.

NOTE 17 REGULATORY MATTERS

The Corporation is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios as set forth in the table below of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital as defined to average assets as defined. Management believes, as of December 31, 2002, that the Corporation meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Reserve Bank categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Corporation must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Corporation's and Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			Dollars in Thousands			
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)						
Consolidated	**$ 25,062**	**12.38%**	**$ 16,195**	**8.00%**	**N/A**	**N/A**
Central Virginia Bank	**23,382**	**11.63%**	**16,083**	**8.00%**	**$ 20,104**	**10.00%**
Tier I Capital (to Risk Weighted Assets)						
Consolidated	**22,960**	**11.34%**	**8,099**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**21,280**	**10.58%**	**8,042**	**4.00%**	**12,062**	**6.00%**
Tier I Capital (to Average Assets)						
Consolidated	**22,960**	**8.17%**	**11,241**	**4.00%**	**N/A**	**N/A**
Central Virginia Bank	**21,280**	**7.62%**	**11,165**	**4.00%**	**13,957**	**5.00%**
As of December 31, 2001:						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 22,462	12.50%	$ 14,376	8.00%	N/A	N/A
Central Virginia Bank	21,003	11.77%	14,276	8.00%	$17,845	10.00%
Tier I Capital (to Risk Weighted Assets)						
Consolidated	20,623	11.48%	7,186	4.00%	N/A	N/A
Central Virginia Bank	19,164	10.74%	7,137	4.00%	10,706	6.00%
Tier I Capital (to Average Assets)						
Consolidated	20,623	8.69%	9,493	4.00%	N/A	N/A
Central Virginia Bank	19,164	8.13%	9,429	4.00%	11,786	5.00%

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $4,450,169 in 2002 without regulatory approval.

NOTE 18 FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation and subsidiary.

The following methods and assumptions were used by the Corporation and subsidiary in estimating the fair value of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgage loans held for sale: The carrying amount of mortgage loans held for sale approximate their fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest receivable and accrued interest payable approximate their fair values.

Deposit liabilities: The fair values of demand deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected maturities on time deposits.

Federal funds purchased and securities sold under repurchase agreements: The carrying amounts for federal funds purchased and securities sold under repurchase agreements approximate their fair values.

FHLB borrowings: The carrying amount of FHLB borrowings approximate their fair values.

Note payable: The carrying amount of the note payable approximates its fair value.

The following is a summary of the carrying amounts and estimated fair values of the Corporation and subsidiary's financial assets and liabilities at December 31, 2002 and 2001:

December 31,	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 16,846,664	$ 16,846,664	$ 8,103,189	$ 8,103,189
Securities available for sale	99,789,868	99,789,868	73,447,242	73,447,242
Securities held to maturity	12,999,437	13,499,461	13,705,639	13,866,773
Mortgage loans held for sale	1,246,580	1,246,580	—	—
Loans, net	139,391,975	148,306,975	139,410,726	145,990,726
Accrued interest receivable	1,792,668	1,792,668	1,669,870	1,669,870
Financial liabilities:				
Demand and variable rate deposits	115,766,873	115,766,873	87,793,468	87,793,468
Fixed-rate certificates of deposits	122,221,504	125,944,504	120,233,909	123,942,909
Federal funds purchased and securities sold under repurchase agreements	438,000	438,000	4,763,000	4,763,000
FHLB borrowings	21,000,000	21,000,000	15,000,000	15,000,000
Note payable	—	—	9,000	9,000
Accrued interest payable	380,810	380,810	437,127	437,127

At December 31, 2002 and 2001, the Corporation had outstanding standby letters of credit and commitments to extend credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and, therefore, they were deemed to have no current fair market value.

NOTE 19 CONDENSED PARENT-ONLY FINANCIAL STATEMENTS

Financial statements for Central Virginia Bankshares, Inc., (not consolidated) are presented below.

BALANCE SHEETS

December 31,	2001	2000
Assets		
Cash	$ 254,874	$ 252,365
Investment in subsidiary	22,777,580	19,352,835
Securities available for sale	1,412,073	1,154,064
Other assets	79,473	69,243
	$ 24,524,000	$20,828,507
Liabilities		
Other liabilities	$ 24,789	$ 983
Stockholders' Equity		
Common stock, $1.25 par value; 6,000,000 shares authorized; 2,059,197 and 1,949,229 shares issued and outstanding in 2002 and 2001, respectively	2,573,997	2,436,537
Surplus	6,082,371	4,573,213
Retained earnings	14,541,849	13,938,489
Accumulated other comprehensive income	1,300,994	(120,715)
	24,499,211	20,827,524
	$ 24,524,000	$20,828,507

STATEMENTS OF INCOME

Years Ended December 31,	2002	2001	2000
Income:			
Management fees	$ 36,000	$ 36,000	$ 36,000
Dividends received from subsidiary	932,892	854,020	790,721
Equity in undistributed earnings of subsidiary	2,058,905	1,112,307	1,225,981
Dividend income	77,686	81,433	81,563
Gain on sale of securities available for sale	(12,661)	6,371	—
	3,092,822	2,090,131	2,134,265
Expenses:			
Operating expenses	108,265	72,215	73,784
Income before income taxes	2,984,557	2,017,916	2,060,481
Income taxes	(20,607)	(1,384)	31
Net income	$3,005,164	$2,019,300	$2,060,450

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2002	2001	2000
Cash Flows From Operating Activities			
Net income	$3,005,164	$2,019,300	$2,060,450
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiary	(2,058,905)	(1,112,307)	(1,225,981)
Realized gain on sales of securities available for sale	12,661	(6,371)	—
Change in operating assets and liabilities:			
(Increase) decrease in other assets	(19,624)	—	364
Increase (decrease) in other liabilities	(983)	(1,384)	(14,349)
Net cash provided by operating activities	938,313	899,238	820,484
Cash Flows From Investing Activities			
Proceeds from sales of securities available for sale	306,770	325,471	—
Purchase of securities available for sale	(487,388)	(464,431)	(66,600)
Net cash (used in) investing activities	(180,618)	(138,960)	(66,600)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	177,706	156,246	111,870
Payment for 191 fractional shares of common stock	(2,875)	—	—
Dividends paid	(930,017)	(854,020)	(790,721)
Net cash (used in) financing activities	(755,186)	(697,774)	(678,851)
Increase in cash	2,509	62,504	75,033
Cash, beginning	252,365	189,861	114,828
Cash, ending	$ 254,874	$ 252,365	$ 189,861

To the Board of Directors and Stockholders
Central Virginia Bankshares, Inc.
Powhatan, Virginia

MITCHELL, WIGGINS & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

We have audited the accompanying consolidated balance sheets of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Virginia Bankshares, Inc., and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Mitchell, Wiggins & Company LLP

Richmond, Virginia
January 17, 2003

Corporate Information

Central Virginia Bankshares, Inc.

COMMON STOCK

Central Virginia Bankshares, Inc common stock trades on the Nasdaq Stock Market[sm] under the symbol "CVBK". As of February 28, 2003, the Company had approximately 832 shareholders of record.

The following table shows dividends paid and the high and low trade prices by quarter for the past two years according to Nasdaq. The dividends paid and the high and low stock prices presented below, have not been adjusted for the five (5) percent stock dividends paid in December 2002.

	2002			2001		
	High Trade	Low Trade	Dividends Paid	High Trade	Low Trade	Dividends Paid
First Quarter	$12.44	$10.37	$.1048	$ 9.91	$ 7.82	$.1048
Second Quarter	15.56	11.99	.1143	11.68	9.00	.1048
Third Quarter	14.87	11.29	.1143	12.91	10.42	.1048
Fourth Quarter	16.00	12.99	.12	11.78	9.64	.1048

Stock Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

Independent Accountants
Mitchell, Wiggins & Company, LLP
Certified Public Accountants
Richmond, Va.

Corporate Office
2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Legal Counsel
Williams, Mullen, Clark & Dobbins
Richmond, Va.

Web Site
www.centralvabank.com

Form 10-K *A Copy of Form 10-K, including financial statement schedules, as filed with the Securities and Exchange Commission will be furnished without charge upon written request.*

CORPORATE

2036 New Dorset Road
Powhatan, Va. 23139
(804) 403-2000

Bookkeeping/ Customer Service
Compliance/Loan Operation
Executive Administration
Finance/Accounting
Human Resources/Training
Item Processing
Investments
Network Technology
Information Technology
Retail Administration
Commercial/Construction Lending

BANKING LOCATIONS

Main Office
2501 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 403-2070

Branch Manager
Darlene P. Pelot

Brandermill
Market Square Shopping Center
4901 Millridge Parkway
Midlothian, Va. 23112
(804) 744-1784

Branch Manager
Cheryl W. Purdy

Cartersville
2288 Cartersville Road
Cartersville, Va. 23027
(804) 375-9073

Branch Manager
Betty J. Davis

Midlothian
Village Marketplace Shopping Center
13200 Midlothian Turnpike
Midlothian, Va. 23113
(804) 794-0033

Branch Manager
Edith M. Corbin

Wellesley
3490 Lauderdale Drive
Glen Allen
(804) 364-6200

Branch Manager
Bernard J. Skammer

Cumberland
1422 Anderson Highway
Cumberland, Va. 23040
(804) 492-5100

Branch Manager
Deborah B. Henshaw

Mortgage Loan Services
2490 Anderson Highway (Flat Rock)
P.O. Box 39
Powhatan, Va. 23139
(804) 598-4223

Branch Manager
Elaine M. Burns

Directors & Officers

Central Virginia Bankshares, Inc.



Standing, from left: *Charles B. Goodman; Charles W. Binford; Garland L. Blanton, Jr.;*
Seated, from left: *James T. Napier; John B. Larus; Ralph Larry Lyons; Elwood C. May Not pictured: Fleming V. Austin*

DIRECTORS

John B. Larus
Chairman of the Board

Ralph Larry Lyons
President & CEO, Central Virginia Bank

Fleming V. Austin
Retired Bank Executive

Charles W. Binford
Retired Partner, A.G. Smith & Co., General Merchandise Store, Maidens, Va., *Retired Postmaster*, Maidens, Va.

Garland L. Blanton, Jr.
Retired President/Manager, Blanton and Pleasants Hardware, Inc.

Charles B. Goodman
President, Goodman Truck and Tractor Company, Inc.

Elwood C. May
Owner/Operator, Flat Rock Hardware

James T. Napier
President, Napier, Realtors ERA

OFFICERS

Ralph Larry Lyons
President and CEO

Charles F. Catlett, III
Senior Vice President/Chief Financial Officer

Joseph B. Keesee
Senior Vice President/Senior Lending Manager

F. William Kidd
Senior Vice President and Cashier

Shirley G. Boelt
Vice President/Human Resources/ Training Manager

Jodie S. Cocke
Vice President/Construction Lending Manager

Richard C. Jenkins
Vice President/Senior Mortgage Loan Manager

Judy M. Reynolds
Vice *President/Retail Administration Manager/Lender*

Deloris C. Smith
Vice President/Commercial Lending & Business Development

Thomas R. Thornton Jr.
Vice President/Accounting Manager

Ellen L. Allen
Assistant Vice President/Loan Administration Manager

Vicki M. Alvarez
Assistant Vice President/Retail Lender

D. Todd Bradbury
Assistant Vice President/Operations Support

Elaine M. Burns
Assistant Vice President/Mortgage Loan Manager

Linda G. Cheatham
Assistant Vice President/Assistant Branch Manager

Edith M. Corbin
Assistant Vice President/Branch Manager

Deborah B. Henshaw
Assistant Vice President/Branch Manager

Laurie B. Marker
Assistant Vice President/Commercial Lending & Business Development

Leslie J. Payne
Assistant Vice President/Operations Support

Darlene P. Pelot
Assistant Vice President/Branch Manager

Cheryl W. Purdy
Assistant Vice President/Branch Manager

Bernard J. Skammer
Assistant Vice President/Branch Manager

Debra L. Stultz
Assistant Vice President/Compliance Manager

Christi L. Bowen
Operations Officer

Mark E. Broughton
Operations Officer/Item Processing Manager

Betty J. Davis
Branch Officer/Branch Manager

Margaret C. Kelley
Finance Officer/Finance Support Specialist

Mary Ellen Twigg
Investment Officer/Investment Sales Manager

Darlene M. Windle
Branch Officer/Assistant Branch Manager

Central Virginia Bankshares, Inc.

Post Office Box 39
Powhatan, Virginia 23139
(804) 403-2000